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                                                               Exhibit 11

Fully Diluted Earnings Per Common Share and Fully Diluted Average Common Shares Outstanding

     For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per share in periods in which the effect would be antidilutive.
     Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):

                                                              Three Months Ended     Six Months Ended
                                                                    June 30               June 30
                                                              ------------------    ------------------
                                                                1994      1993        1994      1993
                                                              --------  --------    --------  --------
Average common shares outstanding...........................   275,020   254,002     273,492   253,673

Dilutive effect of
  Convertible preferred stock...............................     2,371     2,465       2,371     2,465
  Stock options.............................................     1,736     1,340       1,634     1,693
                                                              --------  --------    --------  --------
Total fully dilutive shares.................................   279,127   257,807     277,497   257,831
                                                              ========  ========    ========  ========
Income available to common shareholders before effect
  of change in method of accounting for income taxes........  $    435  $    304    $    849  $    583
Preferred dividends paid on dilutive convertible
  preferred stock...........................................         2         2           4         4
                                                              --------  --------    --------  --------
Income available to common shareholders adjusted for
  full dilution and before effect of change in method
  of accounting for income taxes............................       437       306         853       587
Effect of change in method of accounting for income taxes...         -         -           -       200
                                                              --------  --------    --------  --------
Total net income available for common shareholders
  adjusted for full dilution................................  $    437  $    306    $    853  $    787
                                                              ========  ========    ========  ========

Fully diluted earnings per common share before effect
  of change in method of accounting for income taxes........  $   1.57  $   1.19    $   3.07  $   2.28
                                                              ========  ========    ========  ========
Fully diluted earnings per common share.....................  $   1.57  $   1.19    $   3.07  $   3.05
                                                              ========  ========    ========  ========

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